For immediate release
LION ELECTRIC ANNOUNCES THE FILING OF ITS MANAGEMENT INFORMATION CIRCULAR AND RELATED MATERIALS

MONTREAL, April 7, 2022 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced that its management information circular (the "Circular") and related meeting and proxy materials have been made available to shareholders in connection with the upcoming annual meeting of shareholders of the Company which will be conducted in virtual-only format on May 6, 2022.

The Company also announced that it has previously filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the "Annual Report") with the U.S. Securities and Exchange Commission on March 29, 2022.

The Circular and related proxy materials as well as the Annual Report and the audited annual consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the independent auditor’s report thereon and related management’s discussion and analysis (the "Annual Financial Statements"), are available on the Company's website at ir.thelionelectric.com and under its profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Shareholders may receive a hard copy of the Circular, the Annual Financial Statements and the Annual Report, free of charge, by contacting the Investor Relations Team at ir@thelionelectric.com.

ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric buses and minibuses for the school, paratransit and mass transit segments. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles’ components, including chassis, battery packs, truck cabins and bus bodies.

Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CONTACTS:

Isabelle Adjahi
Vice President, Investor Relations and Sustainable Development
Isabelle.Adjahi@thelionelectric.com
450-432-5466, extension 171